EXHIBIT 99.2

MER TELEMANAGEMENT SOLUTIONS LTD.
14 Hatidhar Street
Ra’anana 4366516, Israel
_____________________

NOTICE OF 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to invite you to attend the 2014 Annual General Meeting of Shareholders (the “Meeting”) to be held on Tuesday, August 12, 2014 at 10:30 a.m. (Israel time) at our offices at 14 Hatidhar Street, Ra’anana, Israel. At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	To re-elect five directors for terms expiring at our 2015 Annual General Meeting of Shareholders and when their successors are elected and qualified;

2.	To re-elect Ms. Varda Trivaks as an outside director (as such term is defined in the Israeli Companies Law) for a third three-year term and to approve her terms of service;

3.	To ratify and approve the terms of service of the Chairman of our Board of Directors;

4.	To ratify and approve the terms of service of Mr. Isaac Ben-Bassat, a director nominated for re-election;

5.
To approve terms of procurement of a directors’ and officers’ liability insurance policy for current and future office holders, including directors and officers deemed to be controlling shareholders; and

6.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2014, and to authorize our Board of Directors to approve, following the approval of our Audit Committee, such independent registered public accountants’ compensation in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2013 will be reviewed and discussed at the Meeting.

Shareholders of record at the close of business on July 3, 2014 are entitled to notice of and to vote at the meeting.

We expect that the Proxy Statement and the accompanying proxy card will be mailed to shareholders of record (as set forth above) on or about July 8, 2014.

As more fully described in the Proxy Statement, a portion of a resolution set forth on the agenda is exempt from the shareholders’ approval requirement under the Israeli Companies Regulations (Relief for Transactions with Interested Parties), 2000. However, one or more of the Company’s shareholders holding at least 1% of the issued share capital or voting rights in the Company have the right to oppose such exemption in writing. Any opposition must be received by us no later than 14 days following the publication of this notice.

Each of the resolutions to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted in person or by proxy at the Shareholders’ Meeting on the matter presented for passage. However, the approval of the proposals under Items 2, 3 and 4 are, and the approval of the proposal under Item 5 may be, required to comply with additional special “disinterested” voting requirements as set forth in the Proxy Statement.

Joint holders of ordinary shares should note that, pursuant to Article 56 of the Company’s Articles of Association, the right to vote at the Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Shareholders’ Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.

We know of no other matters to be submitted at the Meeting other than as specified in this Notice of Annual Meeting of Shareholders. If any other business is properly brought before the Meeting, it is the intention of the persons named as proxies to vote in respect thereof in accordance with his or her respective discretionary authority and best judgment.

You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the annual general meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.  Shareholders wishing to express their position on an agenda item may do so by submitting a written statement to our offices at the above address no later than July 13, 2014.

Sincerely,
Chaim Mer
Chairman of the Board of Directors

June 27, 2014

2

MER TELEMANAGEMENT SOLUTIONS LTD.
14 Hatidhar Street
Ra’anana 4366516, Israel
_____________________

PROXY STATEMENT

2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Mer Telemanagement Solutions Ltd. to be voted at the 2014 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2014 Annual General Meeting of Shareholders.  The Meeting will be held at 10:30 a.m. (Israel time) on Tuesday, August 12, 2014, at our offices at 14 Hatidhar Street, Ra’anana, Israel.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters: (i) the re-election of five directors for terms expiring at our 2015 Annual General Meeting of Shareholders and when their successors are elected and qualified; (ii) the re-election of Ms. Varda Trivaks as an outside director (as such term is defined in the Israeli Companies Law) for a third three-year term and approval of her terms of service; (iii) the ratification and approval of the terms of service of the Chairman of our Board of Directors; (iv) the ratification and approval of the terms of service of Mr. Isaac Ben-Bassat, a director nominated for re-election; (v)  the approval of terms of procurement of a directors’ and officers’ liability insurance policy for current and future office holders, including directors and officers deemed to be controlling shareholders; and (vi) the ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2014, and authorization of our Board of Directors to approve, following the approval of our Audit Committee, such independent registered public accountants’ compensation in accordance with the volume and nature of their services.  In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2013 will be reviewed and discussed at the Meeting.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director and outside director named in this Proxy Statement and FOR the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.01 per share, as of the close of business on July 3, 2014, are entitled to notice of, and to vote in person or by proxy, at the Meeting.  As of June 25, 2014, there were 4,672,635 outstanding ordinary shares.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.

If voting by virtue of a “legal proxy” or by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by timely granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting.  The presence of two shareholders, holding at least one third (1/3) of our issued share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  If a quorum is not present at the reconvened meeting within half an hour from the time appointed for holding the meeting, any two members present in person or by proxy shall be a quorum.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  A broker non-vote will also be used for the purpose of establishing a quorum, but will not otherwise be counted in the voting process. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the Annual Meeting. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (i) the broker has not received voting instructions from the beneficial owner and (ii) the broker lacks discretionary voting power to vote such shares.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote.  An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals. The adoption of several of the proposals is also subject to “special majority” requirements as set forth under the specific proposals.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy materials to the beneficial owners of our ordinary shares.

Shareholder Communications with the Board of Directors

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to:

Corporate Secretary
Mer Telemanagement Solutions Ltd.
14 Hatidhar Street
Ra΄anana 4366516, Israel

Our Corporate Secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of June 25, 2014 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our ordinary shares, (ii) each of our current directors; and (iii) all current directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Chaim Mer and Dora Mer	1,112,654	(3)	23.8%
Roger Challen	992,708	(4)	21.2%
Isaac Ben-Bassat	344,607	(5)	7.4%
Lior Salansky	--		--
Eytan Barak	--		--
Steven J. Glusband	500		*
Yaacov Goldman	--		--
Varda Trivaks	--		--
All directors and executive officers as a group (10 persons)	2,592,969	(6)	53.9%
___________
* Less than 1%.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 4,672,635 ordinary shares (excluding 5,400 ordinary shares held as treasury stock) issued and outstanding as of June 25, 2014.

(3)
Based upon a Schedule 13D/A filed with the SEC on May 26, 2009 and other information available to us.  Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the record holders of 234,610 ordinary shares and the beneficial owners of 872,226 ordinary shares through their controlling interest in Mer Ofekim Ltd., 5,770 ordinary shares through their controlling interest in Mer Services Ltd. and 48 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

(4)
Based upon a Schedule 13D filed with the SEC on September 6, 2012 and other information available to us. The ordinary shares are held of record by the Info Group, Inc., a Massachusetts corporation controlled by Mr. Roger Challen.  Accordingly, Mr. Roger Challen may be deemed to have the sole voting and dispositive power as to the ordinary shares held of record by The Info Group, Inc.

(5)
Based upon a Schedule 13D/A filed with the SEC on October 30, 2008 and other information available to us.  Includes 29,584 ordinary shares owned of record by Mr. Ben-Bassat and 315,023 ordinary shares owned of record by Ron Dan Investments Ltd., a company controlled by Mr. Ben-Bassat.

(6)
Includes 142,500 ordinary shares subject to options granted under our 2003 Israeli Share Option Plan and 2006 Option Plan that are all currently exercisable or exercisable within 60 days of the date of this table.

I.  RE-ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Our Articles of Association provide for a board of directors consisting of up to twelve members or such other number as may be determined from time to time at a general meeting of shareholders.  Our Board of Directors currently consists of eight directors, including two outside directors appointed in accordance with the Israeli Companies Law.  Our directors, other than our outside directors, are elected at each annual general meeting of shareholders.  Our Board of Directors may, from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number.  All the members of our Board of Directors may be re-elected upon completion of their term of office (except the outside directors, whose re-election is governed by the Israeli Companies Law and regulations promulgated under the Israeli Companies Law).

At the Meeting, shareholders are being asked to re-elect each of our current five directors who is not an outside director, Messrs. Chaim Mer, Isaac Ben-Bassat, Roger Challen, Steven J. Glusband and Yaacov Goldman, to hold office until our 2015 Annual General Meeting of Shareholders and until their successors are elected and qualified.

All of the directors standing for re-election at the Meeting were elected to serve in such capacity by our shareholders at our 2013 annual general meeting of shareholders.  Each of the director-nominees has submitted a written declaration as required under the Israeli Companies Law.  Such declarations are available for review at our registered office. Mr. Lior Salansky, who was elected to serve as a director at our 2013 annual general meeting of shareholders, resigned his position on January 31, 2014.

We elect, pursuant to NASDAQ Stock Market Rule 5615(a)(3),  not to follow NASDAQ’s rule regarding the nomination process of directors, and instead, we follow Israeli law and practice, under which our directors are recommended by our Board of Directors for election by our shareholders.  Should any of the director-nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by our Board of Directors.  We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as a director.

If re-elected at the Meeting, we will continue to pay to each of Messrs. Roger Challen and Steven J. Glusband an annual fee of $8,400 and a per meeting attendance fee of $300 and to Mr. Yaacov Goldman an annual fee of NIS 30,500 (currently approximately $8,800) and a per meeting attendance fee of NIS 1,700 (currently approximately $490). For a discussion of the terms of services of Mr. Chaim Mer, our Chairman of the Board and Mr. Isaac Ben-Bassat, a director nominee, see Item 3 and Item 4, respectively.

Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

Nominees for Election as Director

Chaim Mer (66) has served as the Chairman of our Board of Directors and a director since our inception in December 1995.  Mr. Mer has served as the Chairman of the Board of Directors of C. Mer Industries Ltd., a publicly traded company, since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005.  Mr. Mer holds a B.Sc. degree in Computer Sciences and Mathematics from the Technion - Israel Institute of Technology.

Isaac Ben-Bassat (60) has served as a director since our inception in December 1995.  Mr. Ben-Bassat has been Executive Vice President and a director of C. Mer since 1988.  Mr. Ben-Bassat holds a B.Sc. degree in Civil Engineering from the Technion - Israel Institute of Technology.

Roger Challen (68) has served as a director since April 1, 2009.  Mr. Challen co-founded The Info Group, Inc. (formerly AnchorPoint, Inc.), a company that developed and provided licensed software and managed services of telecommunications expense management solutions.  Mr. Challen is an accomplished entrepreneur with a proven track record of founding, managing and developing companies in the software, telecommunications and information services fields.  Mr. Challen has founded or co-founded and been an active executive of several privately held companies in the software and IT services market.  Mr. Challen is currently a director of The Info Group, Inc., Image Data, Inc and Data Distributors, Inc., all of which are private companies.  Mr. Challen began his career with IBM Corporation, in Waltham, Massachusetts, where he served as a systems engineer and then as a marketing representative.  During his tenure with IBM, Mr. Challen won several awards for outstanding technical and sales achievements.  Mr. Challen holds a B.A. in Economics and Mathematics from Yale University.

Steven J. Glusband (67) has served as a director since August 1, 1996.  Mr. Glusband has been a partner with Carter Ledyard & Milburn LLP, our U.S. counsel, since March 1987.  Mr. Glusband holds a B.B.A. degree from the City College of the City University of New York, a J.D. degree from Fordham University School of Law and an L.L.M. degree from the New York University School of Law.

Yaacov Goldman (59) has served as a director since May 2004 and is a member of our audit committee.  Mr. Goldman provides consulting services to companies in strategic-financial areas, through his wholly owned company, Maanit-Goldman Management & Investments (2002) Ltd.  Mr. Goldman also serves as a director of Golden House Ltd., Collect Biomed Ltd., Isrotel Ltd., Meitav Dash Investments Ltd., Medi Power (Overseas) Public Co. Limited, IceCure Medical Ltd. Proteologics Ltd. and Renewable Resources Ltd. and its affiliated companies.  Until March 2012, Mr. Goldman served as a director of Elron Electronic Industries Ltd. and Negev Ceramics Ltd. Until July 2010, Mr. Goldman served as a director of Bank Leumi Le'Israel Ltd. and until June 2009 as Chairman of ITGI Medical Ltd.  Mr. Goldman served as the Professional Secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel from October 2004 until September 2008.  Commencing in 1981, Mr. Goldman worked for Kesselman & Kesselman (Israeli member firm of PricewaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of such firm.  From September 2000 until November 2001, Mr. Goldman served as managing director of Argoquest Holdings, LLC.  From March 2002 until October 2002, Mr. Goldman acted as a consultant to a private equity initiative with Poalim Capital Markets & Investments Ltd.  Mr. Goldman holds a B.A. degree in Economics and Accounting from Tel Aviv University and is a Certified Public Accountant (Israel).

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors each of the nominees named above.

OUTSIDE AND INDEPENDENT DIRECTORS; BOARD COMMITTEES

Outside and Independent Directors

Outside Directors.  Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors.  The Israeli Companies Law provides that a person may not be appointed as an outside director if the person is a relative of the controlling shareholder of the company, or if the person, the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, the controlling shareholder of the company or its relative, or any entity controlling, controlled by or under common control with the company.  The term “relative” means a spouse, sibling, parent, grandparent, child or child, sibling or parent of a spouse or spouse of any of the foregoing.  The term affiliation includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an officer holder, excluding service as an outside director of a company that is offering its shares to the public for the first time.

In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender.  A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

At least one of the outside directors elected must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

Any committee of the board of directors exercising powers delegated by the Board must include at least one outside director and the audit committee and compensation committee must include all of the outside directors.  An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Independent Directors.  In general, NASDAQ Stock Market Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, within the meaning of the NASDAQ Stock Market Rules, and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of the SEC and NASDAQ. However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.  A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  We previously provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors, within the meaning of the NASDAQ Stock Market Rules.  Instead, we follow Israeli law and practice, pursuant to which we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors.  In addition, in accordance with the rules of the SEC and NASDAQ, our audit committee is composed of three independent directors, as defined by the rules of the SEC and NASDAQ.

Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an outside director; or (ii) a director that serves as a board member less than nine years (subject to the right to extend such period for additional three-year terms granted to certain companies, including companies whose shares are listed on Nasdaq) and the audit committee has approved that he or she meets the independence requirements of an outside director.  A majority of the members serving on the audit committee must be independent under the Israeli Companies Law.

Our Board of Directors has determined that our outside directors, Mr. Eytan Barak and Ms. Varda Trivaks, both qualify as independent directors under the rules of the SEC and NASDAQ.  Our Board of Directors has further determined that Mr. Yaacov Goldman qualifies as an independent director under the requirements of the SEC, NASDAQ and the Israeli Companies Law.

Audit Committee

Our audit committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Exchange Act, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company and proposing to the board of directors ways to correct such defects, and such other duties as may be directed by our board of directors.  The responsibilities of the audit committee also include determination as to whether or not a transaction is an “extraordinary transaction” or an action is a “material action” and, to the extent required, approving such related-party transactions and actions as required by law.  In a recent amendment to the Companies Law, which became effective in January 2014, two additional functions were added to audit committees: (a) to determine in connection with transactions with the controlling shareholder or with a third party in which the controlling shareholder has a personal interest (all whether such transactions are extraordinary or not) and in connection with transactions with the controlling shareholder or its relative, directly or indirectly, for the receipt of services or in connection with terms of employment or service, a duty to conduct a competitive process, supervised by the audit committee or anyone else appointed by the audit committee and based on criteria determined by the audit committee, or to determine that other procedures determined by the audit committee will be conducted, prior to execution of such transactions, all based on the type of the transaction (the audit committee is permitted to determine criteria for this matter once a year in advance) and (b) to determine the method of approval of non- negligible transactions (i.e., transactions of a company with a controlling shareholder or with a third party in which the controlling shareholder has a personal interest that the audit committee determined are not extraordinary but are non-negligible), including to determine types of such transactions that will require the approval of the audit committee (the audit committee is permitted to determine a classification of transactions as non- negligible based on criteria determined once a year in advance). Under Israeli law an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and it otherwise meets the composition requirements of the Israeli law.

Our audit committee consists of three members of our Board of Directors who satisfy the “independence” requirements of the SEC, NASDAQ and Israeli law for audit committee members.  Our audit committee is currently composed of Messrs. Eytan Barak and Yaacov Goldman and Ms. Varda Trivaks.  Our Board of Directors has determined that Mr. Goldman qualifies as an audit committee financial expert.  The audit committee meets at least once each quarter.

Compensation Committee

In accordance with the Israeli Companies Law, our compensation committee’s role is to: (i) recommend a compensation policy for office holders and to recommend to the board, once every three years, the continued validity of the compensation policy that was determined for a period exceeding three years; (ii) recommend an update the compensation policy from time to time and to examine its implementation; (iii) determine whether to approve the Terms of Service and Employment of Office Holders that require the committee’s approval; and (iv) determine whether a transaction  is exempt from the requirement for shareholders’ approval.  The compensation committee also has oversight authority over the actual terms of employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to deviation from the compensation policy that was adopted by the company.

In accordance with the Israeli Companies Law, our compensation committee must consist of no less than three members, including all of our outside directors (who must constitute a majority of its members of the committee), and that the remainder of the members of the compensation committee be directors whose terms of service and employment were determined pursuant to the applicable regulations.  Similar  restrictions to the restrictions on the actions and membership in the audit committee, as discussed above under “Audit Committee”, are imposed on the compensation committee, with respect to, among other things, the requirement that an outside director serve as the chairman of the committee and the list of persons who may not serve on the committee.  We have established a compensation committee that is currently composed of our outside directors, Ms. Varda Trivaks, and Mr. Eytan Barak, and Mr. Yaacov Goldman.

Our directors and officers compensation policy, or the Compensation Policy, was approved at our 2013 annual general meeting of shareholders following the approval of our Compensation Committee and Board of Directors.

II.  RE-ELECTION AND APPROVAL OF THE TERMS OF SERVICE OF AN OUTSIDE DIRECTOR
(Item 2 on the Proxy Card)

Outside directors are elected by shareholders.  In general, outside directors serve for a three-year term, which may be renewed for only two additional three-year term.  The election of an outside director for the initial three-year term requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) are voted in favor of the election of the outside director, or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) voted against the election of the outside director does not exceed two percent of the outstanding voting power in the company.

An outside director may be re-elected to serve for two additional three-year terms in one of the two following methods: (i) the board of directors proposed the nomination of the outside director for an additional term and her or his appointment is approved by the shareholders in the manner required to appoint outside directors for an initial term as set forth above, or (ii) in the event a shareholder holding 1% or more of the voting rights nominates the outside director for an additional term, the nomination is required to be approved by a majority of the votes cast by the shareholders of the company; provided that: (x)  the votes of controlling shareholders, the votes of shareholders who have a personal interest in the approval of the appointment of the outside director, other than a personal interest that is not as a result of such shareholder’s connections to the controlling shareholder, and abstaining votes are excluded from the counting of votes and (y) the aggregate votes cast by shareholders in favor of the nomination that are counted for purposes of calculating the majority exceeds 2% of the voting rights in the company. The outside director nominated by shareholders may not be a related or competing shareholder or a relative of such shareholder at the date of appointment and may not have an affiliation to a related or competing shareholder at the date of appointment or for the two year period prior to the appointment. A “related or competing shareholder” is defined by the Companies Law as the shareholder that proposed the nomination or a significant shareholder (a shareholder holding five percent or more of the outstanding shares of a company or of the voting rights in a company), provided that at the date of appointment of the outside director such shareholder, its controlling shareholder or a corporation controlled by either of them, have business connections with the company or are competitors of the company. The term “affiliation” is defined as set forth above.

Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

Ms. Varda Trivaks was elected to serve as an outside director for an initial three-year term at our annual general meeting of shareholders held in August 2008 and she was re-elected for a second three-year term at our annual general meeting of shareholders held in August 2011.  Accordingly, at the Meeting, shareholders will be asked to reelect Ms. Trivaks as an outside director for a third three-year term, effective as of August 25, 2014.

Ms. Trivaks has submitted a written declaration as required under the Israeli Companies Law.  The declaration is available for review at our registered office.  In addition, our Board of Directors has determined that each of Ms. Trivaks and Mr. Barak has “accounting and financial expertise.” We are not aware of any reason why the nominee, if elected, would be unable or unwilling to serve as an outside director.

Set forth below is a brief biography of Ms. Trivaks:

Varda Trivaks (57) has served as an outside director since August 2008 and is a member of our audit committee.  Ms. Trivaks serves as the Managing Director and is one of the two founding partners of Mimtar Business Consulting, established in 2001.  In that position, Ms. Trivaks acts as an advisor to companies on investments, mergers, spin-offs, valuation, control, budgeting, with a special focus on advising global companies and management of companies during times of restructuring and recovery. Ms. Trivaks serves as a member of the audit committee, board of directors and/or financial committee of Ginegar Plastic Products Ltd. and E. Schnapp & Co. Works Ltd and as a member of the board of directors of Halamish - Government Municipal Company for Renovating Apartments in Tel Aviv-Jaffa Ltd.  From 1998 to 2004, Ms. Trivaks was a member of the Israel Accounting Institute’s communications committee for Capital Markets and Insurance.  From 1998 to 2001, Ms. Trivaks was a partner with the accounting and consulting firm, Shlomo Ziv and Co. - BDO, and served as the managing director of one of its subsidiaries.  Ms. Trivaks is a Certified Public Accountant (Israel) since 1987 and holds a B.A. degree in Economics and Accounting from Tel Aviv University and a Master of Science in Management from Boston University.

The compensation of outside directors of an Israeli company is regulated by the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000, as amended, or the Regulations.  Under the Israeli Companies Law and pursuant to the Regulations, a company is generally required to pay its outside directors cash compensation in the form of an annual fee and a per meeting attendance fee (including for attendance at board of directors committee meetings) that is within a range of fees determined based on the company’s equity in the manner set forth in the Regulations.  A nominee for outside director must be informed of the compensation to be paid by a company prior to the nominee’s consent to serve in such capacity, and such compensation generally may not be modified during any three-year term of service.  Also, the compensation paid to each of a company’s outside directors must be the same, regardless of the form of compensation (except that “expert outside directors” may receive higher compensation than non-experts). Under the Israeli Companies Law, the terms of compensation of an outside director require shareholder approval.  Our Compensation Policy permits us to pay fees to our outside directors that will not exceed the maximum compensation permitted by the Regulations and/or the Companies Regulations (Relief for Public Companies whose Shares are Traded in a Stock Exchange Outside Israel), as the case may be, including in view of their position as financial experts. Our Compensation Policy further permits us to grant indemnification letters and to purchase liability insurance for our directors, subject to receipt of the requisite approvals under the Israeli Companies Law.

We currently pay each of our outside directors an annual fee, payable quarterly, of NIS 30,500 (currently equivalent to approximately $8,800) and a per meeting attendance fee of NIS 1,700 (currently equivalent to approximately $490).  According to the Regulations, an outside director is entitled to 60% of the per meeting fee if he or she participated in the meeting by means of communication and not in person, and to 50% of the per meeting fee if resolutions were approved in writing, without convening a meeting.  Our compensation committee and Board of Directors have approved, subject to her re-election, and recommend that our shareholders approve, that we continue to pay Ms. Trivaks the same cash compensation during her third term as an outside director.  Ms. Trivaks also previously received an indemnification letter from us and is included in our directors’ and officers’ liability insurance, both as approved in our annual general meeting held on August 25, 2011. For the inclusion of Ms. Trivaks in our directors and officers liability insurance policy, see Item 5.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to reelect Ms. Varda Trivaks as an outside director for a third three-year term commencing August 25, 2014, to approve the terms of service of Mr. Varda Trivaks as set forth in the Proxy Statement and to confirm that such resolutions are for the benefit of the Company.”

The Board of Directors recommends a vote FOR the re-election of Ms. Varda Trivaks for outside director and to approve her terms of service.

As explained above, the re-election of Ms. Trivaks requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either: (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) are voted in favor of the election of the outside director, or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) voted against the election of the outside director does not exceed two percent of the outstanding voting power in the Company. The approval of Ms. Trivaks’s terms of service requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter.

Outside Director Continuing in Office

Set forth below is biographical information concerning our other outside director, Mr. Eytan Barak, who is continuing in office:

Eytan Barak (69) has served as an outside director of our company from August 2007 and is a member of our audit committee.  Mr. Barak is joint owner and chief executive officer of Dovrat - Barak, Investments in Advanced Technologies Ltd., which provides financial resources and management assistance to start-up companies.  Mr. Barak also serves as a member of the board of directors, audit committee and investment committee of various Israeli companies, including Eltek Ltd., Meshulam Levinstein Construction and Engineering Ltd., Spectronix Ltd. and Menorah-Mivtachim Mutual Funds Ltd.  From 1973 to 1997, Mr. Barak was with Israel Corporation, initially serving as its corporate controller and thereafter as its chief financial officer, and also served as chairman or member of the board of directors of some of its subsidiaries.  From 1967 until 1973, Mr. Barak was associated with Kesselman & Kesselman, the Israeli member firm of PricewaterhouseCoopers International Limited.  Mr. Barak holds a B.A. degree in accounting from Tel Aviv University and has been a certified public accountant (Israel) since 1971.

III. APPROVAL OF THE TERMS OF SERVICE OF THE CHAIRMAN OF OUR BOARD OF DIRECTORS
(Item 3 on the Proxy Card)

Under the Israeli Companies Law, the terms of service of an office holder who is a controlling shareholder must be approved by our Compensation Committee, Board of Directors and shareholders, supported by a special majority.  In addition, any such transaction with a term that exceeds three years requires the same approvals every three years. The term “office holder” is defined under the Israeli Companies Law as a general manager, chief business manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, and a director, or manager directly subordinate to the general manager

Mr. Chaim Mer has served as the Chairman of our Board of Directors and a director since our inception in December 1995.  Mr. Mer, in his capacity as the Chairman of our Board of Directors, devotes approximately 20% of his time to the management of our company. Mr. Mer, together with his wife Mrs. Dora Mer, is the beneficial owner of 23.8% of our outstanding ordinary shares.  Mr. Mer may be deemed to be a controlling shareholder of our company.

At our 2011 annual general meeting of shareholders, our shareholders approved the payment to Mr. Mer of a monthly salary of $7,000 per month and the granting of an indemnification letter to Mr. Mer, in a form identical to the form provided to our other officers and directors, attached as Annex A to the proxy statement distributed to our shareholders in connection with our 2011 annual general meeting of shareholders.  On May 12, 2014 and May 14, 2014, our Compensation Committee and Audit Committee and Board of Directors, respectively, resolved to approve, subject to shareholder approval, the payment to Mr. Mer of the compensation described above in consideration for the management services that he provides to our company and the extension of the indemnification letter granted to Mr. Mer. These resolutions were adopted following a preliminary discussion of our Audit Committee as to the proper procedures that should be implemented prior to the approval of Mr. Mer’s terms of service, and a following review and discussion by the Audit Committee and Compensation Committee, in which the committee members received information concerning Mr. Mer’s activities and expected contribution to the Company in the future and concerning the terms of service of office holders in other publicly traded companies. For the inclusion of Mr. Mer in our directors and officers liability insurance policy, see Item 5. Our Compensation Policy permits us to pay fees to our Chairman of the Board and further permits us to grant indemnification letters to our directors, all subject to receipt of the requisite approvals under the Israeli Companies Law.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the payment of a monthly fee of $7,000 to Mr. Chaim Mer, the Chairman of the Board of Directors, in consideration for the management services that he provides to the Company and the extension of the indemnification letter previously granted to Mr. Mer, be and hereby is, ratified and approved and that such terms of service are for the benefit of the Company.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who do not have a “personal interest” in the approval of the transaction, voting on the matter (not including abstentions) or (ii) the total number of shares voted against the transaction by shareholders referenced under (i) does not exceed 2% of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (z) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

 The Board of Directors recommends a vote FOR the foregoing resolution.

IV. APPROVAL OF THE TERMS OF SERVICE OF MR. ISAAC BEN-BASSAT, A DIRECTOR NOMINEE
(Item 4 on the Proxy Card)

As noted under Item 3 above, under the Israeli Companies Law, the terms of service of an office holder who is a controlling shareholder must be approved by our Compensation Committee, Board of Directors and shareholders, supported by a special majority.  In addition, any such transaction with a term that exceeds three years requires the same approvals every three years.

Mr. Ben-Bassat is the beneficial owner of 7.4% of our outstanding ordinary shares. In addition, Mr. Ben-Bassat and Mr. Mer, our Chairman of the Board, have an extensive business relationship that may be deemed to create a “personal interest” of Mr. Mer in the approval of the terms of service of Mr. Ben-Bassat. Based on this possible interpretation and the definition of “controlling shareholder” for the purposes of related-party transactions under the Israeli Companies Law, Mr. Ben-Bassat may be deemed to be a controlling shareholder in connection with the approval of his terms of service. Therefore, we are proposing to ratify and approve his terms of services at the Meeting by a vote of a “special majority” as provided below.

At our 2011 annual general meeting of shareholders, our shareholders approved the payment to Mr. Ben-Bassat of an annual fee of $8,400 and a per meeting attendance fee of $300 (identical to the fees paid to Messrs. Challen and Glusband)  and the granting of an indemnification letter to Mr. Ben-Bassat, in a form identical to the form provided to our other officers and directors, attached as Annex A to the proxy statement distributed to our shareholders in connection with our 2011 annual general meeting of shareholders.  On May 12, 2014 and May 14, 2014, our Compensation Committee and Audit Committee and Board of Directors, respectively, resolved to approve, subject to shareholder approval, the continued payment to Mr. Ben-Bassat of the compensation described above and the extension of the indemnification letter granted to Mr. Ben-Bassat.  These resolutions were adopted following a preliminary discussion of our Audit Committee as to the proper procedures that should be implemented prior to the approval of Mr. Ben-Bassat’s terms of service in light of the fact that these terms of service are identical to the terms of service of Messrs. Challen and Glusband and are less beneficial than the terms of service of Messrs. Barak and Goldman, and Ms. Trivaks. For the inclusion of Mr. Ben-Bassat in our directors and officers liability insurance policy, see Item 5. Our Compensation Policy permits us to pay a monthly salary and a per meeting fee to our directors and further permits us to grant indemnification letters to our directors, all subject to receipt of the requisite approvals under the Israeli Companies Law.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the payment of an annual fee of $8,400 and a per meeting attendance fee of $300 to Mr. Ben-Bassat , a director nominee, and the extension of the indemnification letter previously granted to Mr. Ben-Bassat, be and hereby is, ratified and approved and that such terms of service are for the benefit of the Company.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who do not have a “personal interest” in the approval of the transaction, voting on the matter (not including abstentions) or (ii) the total number of shares voted against the transaction by shareholders referenced under (i) does not exceed 2% of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  For the definition of “personal interest” under the Israeli Companies Law, see Item 3.

The Board of Directors recommends a vote FOR the foregoing resolution.

V. APPROVAL OF THE PURCHASE OF A DIRECTORS’ AND OFFICERS’ LIABILITY
INSURANCE POLICY
(Item 5 on the Proxy Card)

The Israeli Companies Law provides that a company may, if permitted by its articles of association, obtain insurance for an office holder against liabilities incurred with respect to an act or omission in his or her capacity as an office holder.  These liabilities include a breach of duty of care to the company or a third-party, a breach of duty of loyalty (provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests) and any monetary liability imposed on the office holder in favor of a third-party.

Our articles of association, as currently in effect, allow us to insure our office holders to the fullest extent permitted by law.  We currently maintain a directors’ and officers’ liability insurance policy with liability coverage of up to $6.25 million per claim and in the aggregate and an annual premium of $36,000.  Such policy is scheduled to expire on November 30, 2014. Our Compensation Policy provides that our directors and officers will be covered by a directors and officers liability insurance policy, to be periodically purchased by us subject to receipt of approvals required under the Israeli Companies Law.

Our Compensation Committee and Board of Directors have approved, subject to shareholder approval, the terms and conditions for the renewal, extension and/or replacement, from time to time, of our directors’ and officers’ liability insurance policy for all directors and officers of our company and its subsidiaries, who may serve from time to time (including current and future office holders who may be deemed a controlling shareholder, within the meaning of the Israeli Companies Law), or the New Policy, as follows: (i) the annual aggregate premium of the New Policy may not represent an increase of more than 25% in any year, compared to the previous year’s aggregate premium; (ii) the coverage limit per claim and in the aggregate under the New Policy may not exceed an amount representing an increase of 25% in any year, as compared to the previous year’s aggregate coverage limit; and (iii) any New Policy may not be entered into after 2017.  No further approval of our shareholders will be required in connection with any renewal and/or extension and/or purchase of the New Policy entered into in compliance with the foregoing terms and conditions.

Under the Israeli Companies Law, the procurement of insurance coverage for office holders requires the approval of the compensation committee and board of directors, and if such office holder is a director, also the shareholders, in that order.  The proposed terms and conditions, described above, were approved by our Compensation Committee and by our Board of Directors on May 12, 2014 and May 14, 2014, respectively.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the terms and conditions for the renewal, extension and/or replacement of the directors’ and officers’ liability insurance policy of the Company and its subsidiaries, for all directors of the Company and its subsidiaries, who may serve from time to time (including current and future office holders who may be deemed a controlling shareholder, within the meaning of the Israeli Companies Law) set forth in the proxy statement for the 2014 Annual General Meeting of shareholders, be and hereby is approved; that the management of the Company be, and it hereby is, authorized to negotiate and execute in the name and on behalf of the Company, contracts for the renewal, extension and/or replacement of such policy pursuant to and in accordance with the terms and conditions set forth in the proxy statement for the 2014 Annual General Meeting of Shareholders; and that such resolution is for the benefit of the Company.”

Pursuant to the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

In addition, pursuant to the Israeli Companies Law, a special majority as set forth in Item 3 is required for to approve the foregoing resolution in connection with office holders who are controlling shareholders. Mr. Chaim Mer, the Chairman of our Board of Directors may be deemed a controlling shareholder, within the meaning of the Israeli Companies Law and, as explained under Item 4 above, Mr. Isaac Ben Bassat, a director nominee, may also be deemed to be a controlling shareholder in connection with the approval of the proposed resolution.

In connection with the undertaking to provide liability insurance to current and future office holders who are deemed to be controlling shareholders, we intend to utilize an exemption that is available under the Companies Regulations (Relief for Transactions with Interested Parties), 2000, or the “Relief Regulations.” Regulation 1b(5) of the Relief Regulations provides that in the event a company’s compensation committee and board of directors determine that the insurance provided to the controlling shareholder is: (i) upon terms worse or identical to those provided to the company’s other officers and directors, (ii) on market conditions and (iii) cannot materially affect the company’s profitability, assets or liabilities, the approval of the company’s shareholders for the provision of liability insurance to controlling shareholders will not be required. In connection with the provision of liability insurance discussed herein, our Compensation Committee and Board of Directors approved and confirmed the conditions set forth in the Relief Regulations. Nevertheless, pursuant to Regulation 1c(a) of the Relief Regulations, one or more of our shareholders holding at least 1% of our issued share capital or voting rights have the right to oppose such exemption in writing. ANY OPPOSITION MUST BE RECEIVED BY US NO LATER THAN 14 DAYS FOLLOWING THE PUBLICATION OF THIS PROXY STATEMENT. In the event of such opposition, the provision of liability insurance for our office holders who are deemed to be controlling shareholders will require shareholders’ approval by the special majority set forth in Item 3. Accordingly, the approval of the provision of liability insurance for our office holders who are deemed to be controlling shareholders will only be presented for shareholder approval at the Shareholders Meeting if so requested by one or more shareholders as explained above. If shareholders’ approval is not requested by such shareholders, then any votes and abstentions submitted on a proxy for Proposal 5 will only be taken into account with respect to such portion of this proposal that is not subject to the exemptions available under the Relief Regulations.

As the exemption described above may not be available at the time of the Meeting, we ask that you comply with the requirement of the Israeli Companies Law that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the approval of the proposal for the benefit of Mr. Chaim Mer, the Chairman of our Board of Directors and Mr. Isaac Ben-Bassat, a director nominee, who may be deemed a controlling shareholder (within the meaning of the Israeli Companies Law).  Otherwise, should the approval of the shareholders be required, the shareholder will not be eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  For the definition of “personal interest” under the Israeli Companies Law, see Item 3.

The Board of Directors recommends a vote FOR the foregoing resolution.

VI.   RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
(Item 6 on the Proxy Card)

Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, registered public accountants, a Member of Ernst & Young Global, as our independent public accountants in 1996 and has reappointed the firm as our independent public accountants since such time.

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the year ending December 31, 2014, pursuant to the recommendation of our Audit Committee and Board of Directors.  As a result of Kost Forer Gabbay & Kasierer’s familiarity with our operations and reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to determine the compensation of our independent registered public accountants in accordance with the volume and nature of their services.  With respect to fiscal year 2013, we paid Kost Forer Gabbay & Kasierer approximately $97,025 for audit services.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of Mer Telemanagement Solutions Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2013, be and it hereby is ratified and approved, and that the Board of Directors be, and it hereby is, authorized to approve, following the approval of our Audit Committee, such independent registered public accountants’ compensation in accordance with the volume and nature of their services.”

The Board of Directors recommends a vote FOR the foregoing resolution.

If the appointment of Kost Forer Gabbay & Kasierer is not approved by our shareholders, or if Kost Forer Gabbay & Kasierer ceases to act as our independent registered public accountants, or if the Audit Committee removes Kost Forer Gabbay & Kasierer as our independent registered public accountants, the Audit Committee will recommend another independent registered public accounting firm.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

VII.  REVIEW AND DISCUSSION OF AUDITOR'S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the audited consolidated financial statements for the year ended December 31, 2013 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.  This Item will not involve a vote of the shareholders.

Our annual report on Form 20-F for the year ended December 31, 2013, including the auditor’s report and consolidated financial statements for the year ended December 31, 2013, which was filed with the SEC on March 12, 2014, is available on our website at www.mtsint.com or through the EDGAR website of the SEC at www.sec.gov.  None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

VIII.  OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

By Order of the Board of Directors,

Alon Mualem
Corporate Secretary

Dated: June 27, 2014